Exhibit 99.1

RADA Announces a Total of $24 Million in New Orders in the First
Quarter of 2021 after Receiving $9 Million of New Orders in March 2021

Year-over-year growth of 50% compared to the first quarter of 2020;

NETANYA, Israel, April 8, 2021 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced the receipt of $24 million of new orders in the first quarter of 2021, including $9 million in new orders during March 2021. This figure represents a growth of 50% in new orders during the first quarter when compared to the first quarter of 2020. The majority of these new orders will be delivered during 2021.

Of these new orders, approximately 90% were orders for RADA’s software-defined tactical radars for counter UAV, short-range air defense (SHORAD) and counter fires (C-RAM), with 40% of the orders coming from the US market and 50% from the rest of the world. The remaining 10% were for RADA’s legacy avionics systems production.

Dov Sella, RADA’s CEO, commented, “The 50% growth in new orders in the first quarter, when compared to last year, increases our confidence in our revenue guidance of over $120 million for 2021. We are particularly pleased with the flow of new orders coming from non-US markets. At the same time, we are satisfied with the continued stability in our legacy avionics business demonstrating an annual revenue rate of approximately $10 million.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com